Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	39,620,000	N/A	$445,924,864.61	$65,818.51

(1)

The number of shares of common stock, par value $0.01 per share, of Eastern Bankshares, Inc. (“Eastern” and such shares, “Eastern Common Stock”) being registered is based upon an estimate of (i) the exchange ratio of 4.956 of a share of Eastern Common Stock for each share of common stock, par value $1.00 per share, of Cambridge Bancorp (“Cambridge” and, such shares, the “Cambridge Common Stock”) multiplied by (ii) the sum of: (x) 7,846,041 shares of Cambridge Common Stock outstanding as of November 7, 2023, plus (y) 148,309 shares of Cambridge Common Stock, which includes 148,129 shares of Cambridge Common Stock estimated to be the maximum number of shares of Cambridge’s Common Stock reserved for issuance under Cambridge’s various equity award plans. Pursuant to Rule 416, this Registration Statement also covers an indeterminate number of shares of Eastern Common Stock as may become issuable as a result of stock splits, stock dividends or similar transactions.

(2)

Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”) and calculated in accordance with Rules 457(c) and 457(f)(1) promulgated thereunder. The aggregate offering price is (x) the average of the high and low prices of Cambridge’s Common Stock as reported on the NASDAQ Global Select Market on November 7, 2023 ($55.78) multiplied by (y) the maximum number of shares of Cambridge’s Common Stock to be converted in the merger (39,620,000).

(3)	Calculated by multiplying the estimated aggregate offering price of securities to be registered by 0.00014760.